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                    April 7, 2021

       Brenton L. Saunders
       Chairman of the Board of Directors
       Vesper Healthcare Acquisition Corp.
       1819 West Avenue
       Bay 2
       Miami Beach, FL 33139

                                                        Re: Vesper Healthcare
Acquisition Corp.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed March 24,
2021
                                                            File No. 001-39565

       Dear Mr. Saunders:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Life Sciences
       cc:                                              Andrew R. Brownstein